Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

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Direct Dial Number	E-mail Address
(852) 2514-7660	dfertig@stblaw.com

July 14, 2016

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street N.E.

Mail Stop 4561

Washington, D.C.  20549

Attention:                                         Ms. Barbara C. Jacobs, Assistant Director

Mr. Gabriel Eckstein, Esq., Staff Attorney

Mr. Matthew Crispino, Esq., Staff Attorney

Ms. Kathleen Collins, Accounting Branch Chief

Ms. Melissa Kindelan, Staff Accountant

Re:                           GDS Holdings Limited

Draft Registration Statement on Form F-1 Submitted May 20, 2016

CIK No. 0001526125

Ladies and Gentlemen:

On behalf of our client, GDS Holdings Limited, a company organized under the laws of the Cayman Islands (the “Company”), we enclose herewith for submission on a confidential basis with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), a revised draft (“Draft No. 2”) of the above-referenced draft registration statement on Form F-1 (the “Registration Statement”).

DANIEL FERTIG   ADAM C. FURBER   ANTHONY D. KING   CELIA C.L. LAM   CHRIS K.H. LIN   JIN HYUK PARK   KATHRYN KING SUDOL   CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK   BEIJING   HOUSTON   LONDON   LOS ANGELES   PALO ALTO   SÃO PAULO   SEOUL   TOKYO   WASHINGTON, D.C.

We enclose herewith five (5) courtesy copies of Draft No. 2, which has been marked to show changes to the Company’s Registration Statement initially confidentially submitted to the Commission on May 20, 2014 (the “May 20 Submission”).

The Company has responded to the Staff’s comments contained in the comment letter dated June 16, 2016 from the Staff (the “June 16 Comment Letter”) by revising the May 20 Submission or providing explanations in response to the comments.  In addition to the amendments made in response to the Staff’s comments, the Company has also revised the May 20 Submission to include (i) its summary quarterly unaudited consolidated financial information for each of the five three month periods ended March 31, 2016 and related disclosure; and (ii) other information and data to reflect new developments since the May 20 Submission and update certain other disclosures.

Set forth below are the Company’s responses to the Staff’s comments in the June 16 Comment Letter.  The Staff’s comments are retyped in bold italics below for your ease of reference.  We have included page numbers to refer to the location in Draft No. 2 where the disclosure addressing a particular comment appears.

*            *            *            *            *

Prospectus Summary

1.                                      It appears that a small number of your principal shareholders may be able to exert significant influence or control over your operations. If true, please provide disclosure of the ownership concentration in an appropriate place in your Summary and include relevant risk factor disclosure.

In response to the Staff’s comment, the Company has added disclosure on page 4 and added the requested risk factor on page 37.

2.                                      Considering the significance of utilization rates to your results of operations, please revise to include a quantified discussion of such rates and the area utilized in your prospectus summary.

In response to the Staff’s comment, the Company has added disclosure to pages 2 and 117.

3.                                      Please provide support for your claim that you “have a 15-year track record of consistent high quality service delivery.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 116 of the Registration Statement to delete the concept of “consistent high-quality”.  The Company believes these changes, together with existing disclosure on page 118 where points concerning the Company’s ISO certification, which indicate that the Company has met certain technical and operational standards that enable it to offer a high level of service, and other service milestones have been disclosed, adequately support the revised claims.

4.                                      Please clarify what you mean in the last sentence of the second paragraph that there is “relative scarcity” of data center capacity and quantify if possible.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 116 to clarify what was meant by “relative scarcity” of data centers.

5.                                      Regarding the industry data and other research you cite in your prospectus by 451 Research, the China Internet Network Information Center, the Cisco Visual Networking Index, the National Bureau of Statistics in China, the Uptime Institute, and the Ministry of Industry and Information Technology, tell us whether any of those reports or surveys were prepared for your company or for the offering. Also, provide us with supplemental copies of the source of information that you cite and from which the data in the prospectus is extracted and mark the copies appropriately to designate the portion you rely upon and cross-reference them to the statements in the prospectus.

The Company advises the Staff that only the report prepared by 451 Research, LLC, was commissioned by, and paid for by, the Company, and this fact has been disclosed on page 61.

In addition, simultaneously with the filing of Amendment No. 1, the Company is supplementally providing the Staff with annexes that contains copies of the sources of information materials that support the third-party statements that appear in the Registration Statement, marked in accordance with the Staff’s request (“Supplemental Material”).

Pursuant to Rule 418(b) under the Securities Act of 1933, as amended (the “Securities Act”), Supplemental Material is being provided to the Staff on a supplemental basis only and is not to be filed with or deemed part of the Registration Statement. Pursuant to Rule 418, and on behalf of the Company, we request that the Supplemental Material be destroyed upon completion of your review thereof.

6.                                      In the last paragraph, please disclose your accumulated deficit as of the date of your most recent financial statements.

In response to the Staff’s comment, the Company has added its accumulated deficit as of December 31, 2015 to pages 2, 84 and 117.

Offering, page 8

7.                                      Please revise to include the number and description of the ordinary shares that will be included and excluded from the “Ordinary Shares Outstanding Immediately After This Offering”.

The Company notes the Staff’s comment and respectfully advises the Staff that the number and description of ordinary shares that will be included and excluded from the “Ordinary Shares Outstanding Immediately After This Offering” will be disclosed in a subsequent submission or filing closer in time to the offering when the size of the offering and the number of shares underlying options that will be exercisable immediately after the proposed offering under the Company’s share incentive plan will be known.

Risk Factors, page 13

8.                                      Please revise or remove the last sentence of your introductory paragraph to clarify that all material risks are presented in this section. It is inappropriate to suggest that additional risk factors not included in the registration statement may exist or that existing risks that management deems to be immaterial may, at a later date, be material.

In response to the Staff’s comment, the Company has removed the last sentence of the introductory paragraph on page 13.

We may experience impairment of goodwill..., page 31

9.                                      Please expand your risk factor to disclose the amount of goodwill as of the latest balance sheet date.

In response to the Staff’s comment, the Company has provided the requested disclosure on page 31.

Use of Proceeds, page 60

10.                               We note that you anticipate using the net proceeds of this offering to develop and acquire new data centers, repay certain portions of your indebtedness and for general corporate purposes. Please quantify the approximate amount of proceeds to be used for each of these purposes. See Item 3.C of Form 20-F. In addition, because it appears that the loans which you plan to repay were incurred in the past year, provide the disclosure required by Item 3.C.4 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 62.

Capitalization, page 62

11.                               Please revise the description of the pro forma as adjusted column to include a discussion of your plans to use a portion of the proceeds from this offering to repay certain debt.

In response to the Staff’s comment, the Company has revised the disclosure on page 64, by adding footnote 2 to the table.

Selected Consolidated Financial and Operating Data

Non-GAAP Measures, page 79

12.                               Please revise to describe the nature of start-up costs and why they are added back to arrive at Adjusted EBITDA. We refer you to Item 10(e)(1) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosures on page 82, as well as page 12.

Management’s Discussion and Analysis of Financial Condition and Results of Operation Overview, page 81

13.                               Please revise to state the percentage or amount of revenue generated from the colocation services, managed services, and consulting services to provide better context to your disclosures describing the nature of your operations. Refer to Section III of SEC Release 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on page 84.

Key Performance Indicators, page 82

14.                               Elsewhere in your document, you refer to average annual retention rates for your Internet and financial institution customers. It appears that you are using these rates to assess your business, such as in the “Prospectus Summary.” Please tell us what consideration you gave to discussing how you use retention rates to measure performance for all your customers.

The Company considered whether to provide discussion regarding how it uses retention rates to measure performance for all its customers and determined that only the retention rates for Internet and financial institution customers provided meaningful information for investors.  As disclosed on page 23, end user customers in the Internet and financial services industries accounted for 65.1% and 21.7%, respectively, or an aggregate 86.8% of the Company’s data center area committed as of December 31, 2015, and, therefore, these industries are representative of the Company’s overall retention rates. Furthermore, the Company believes that customers in the Internet and financial services industries are much more focused on the service quality and reliability of the Company’s data center service providers and are more likely to be long-term customers than customers in other industries, many of whom have less need for data center services and a greater probability of experiencing shifts in their needs due to changes in their business models.  Thus, the Company believes that the retention rate across all customers is less meaningful as a metric measuring the stability of the Company’s relationships with its core customers.  In addition, the Company has also disclosed on page 22 its overall quarterly churn rates for all customers based on quarterly service revenue, which rates were 1.4% and 1.0% in 2014 and 2015, respectively.  Accordingly, the Company believes it has disclosed the material metrics relating to customer retention for investors to evaluate this aspect of its operations.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014, page 94

15.                               With regard to your service revenue, please clarify by separately discussing the changes in revenues from colocation and managed services.

In response to the Staff’s comment, the Company has revised the disclosure on pages 97 and 98.

Liquidity and Capital Resources, page 95

16.                               Please revise to discuss the restrictions on foreign currency exchange and your ability to transfer cash between entities, across borders and to U.S. investors. Also include a breakdown of the cash and restricted cash by currency denomination and the country in which such amounts are located or provide a cross-reference to such information in Note 2(bb). We refer you to Section IV of SEC Release 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on page 103 and provided a cross-reference to note 2(bb) of the consolidated financial statements.

17.                               Please revise to disclose the amount of restricted assets of your PRC subsidiaries as well as the unrestricted portion, or amounts otherwise available for transfer in the form of dividends, loans or advances as of December 31, 2015. Also, please provide us with the calculations that support the RMB1,323.1 million restricted portion as disclosed on page 45. We refer you to Section IV of SEC Release 33-8350.

In responses to the Staff’s comment, the Company has revised pages 47 and 104 to disclose the amount of restricted net assets and the amount available for transfer in the form of dividends, loans or advances of its PRC subsidiaries as of December 31, 2015. The Company also disclosed the composition of RMB1,323.1 million of restricted portion on page 47.

18.                               You state on page F-52 that each of the PRC subsidiaries does not have a plan to pay dividends in the foreseeable future and intends to retain any future earnings for use in the operation and expansion of its business in the PRC. Please include a discussion of such plan here and explain how that may impact your ability to pay dividends or finance debt. In addition, discuss the withholding tax that may be incurred should the PRC subsidiaries pay dividends. We refer you to section IV.A of SEC Release 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on pages 103 and 104.

Operating Activities, page 96

19.                               Your discussion appears to be a recitation of the changes disclosed on the consolidated statement of cash flows. Please revise and expand this discussion to include the primary drivers and other material factors necessary to understand the company’s cash flows from operating activities. We refer you to section IV.B of SEC Release 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on page 104.

20.                               You refer to “cash operating income,” which you define on page 97. This measure is not defined under U.S. GAAP and would be considered a non-GAAP financial measure. As such, please revise to include all of the disclosures required by Item 10(e) of Regulation S-K including a statement as to the reasons why management believes that presentation of this measure provides useful information to investors regarding the company’s financial condition and results of operations. Alternatively, consider removing the measure.

In response to the Staff’s comment, the Company has revised the disclosure on page 104 to delete the referenced metric.

Beijing and Shenzhen Loan Facilities, page 99

21.                               Please tell us which of your exhibits relates to the October 28, 2015 term loan facility or tell us why you believe that it is not required to be filed.

The Company respectfully advises the Staff that the October 28, 2015 term facility is for a loan of up to RMB120.0 million (or approximately US$18.5 million), which amount does not exceed 10% of the Company’s total assets on a consolidated basis. Accordingly, pursuant to Item 601 of Regulation S-K, the Company is not required to file the term loan document if there is filed an agreement to furnish a copy of such agreement to the Commission upon request.  The Company has added disclosure to the exhibit index in Part II of the Registration Statement containing the Company’s agreement.

Business

Our Data Centers, page 116

22.                               You disclose in the second risk factor on page 25 that the majority of the lease agreements have not been filed with relevant authorities, subjecting you to monetary fines for each unregistered lease. Please disclose the remedial actions, if any, you are taking with regard to these unregistered leases. Also tell us what consideration you gave to disclosing the maximum amount in fines that you may be required to pay for all unregistered leases.

In response to the Staff’s comment, the Company has revised the disclosure on pages 25 and 128.  Regarding the maximum amount of fines that the Company could be required to pay in relation to the unregistered leases, the overall total amount — even assuming it were the maximum fine under each unregistered lease — would not, in the Company’s view, be a material amount, and based upon the total maximum fine for each unregistered lease, which has already been disclosed, the Company believes that the material information has been disclosed to investors.

Our Services, page 120

23.                               In the risk factor at the bottom of page 13, you indicate that you derive revenues from consulting services and IT equipment sales but you do not appear to provide a description of these parts of your business. Please advise or revise.

The Company respectfully advises the Staff that it does not provide consulting services or sales of IT equipment as a separate business activity, but only provides such services to its colocation and managed services customers on an as-requested and as-needed basis.  The Company has revised the description of its colocation services and managed services on pages 84, 128 and 129 to explain situations in which it sells IT equipment and/or provides consulting services.

Technology and Intellectual Property, page 123

24.                               You disclose in the second risk factor on page 27 that other parties have registered “GDS” as a trademark in categories that overlap with your business. Please tell us what consideration you gave to explaining the extent to which this acts as a limitation on your ability to use the trademark in countries from which you derive revenues.

The Company included the risk factor language because it is aware that a third party has registered the pure text of “GDS” as a trademark for certain IT-related services.  The Company is of the view, based on its industrial experience and reading of the applicable official documents issued by the relevant authorities, that its business is different from the services for which the third party registered the pure text “GDS” as a trademark.  Nevertheless, the Company cannot rule out the possibility that it may not be able to use the pure text of GDS as its trademark since the services for which the third-party trademark is registered are also IT-related and could be deemed by a government authority or a court as being similar to the Company’s services in some respects and thereby cause confusion in the market. Although the Company believes such possibility to be remote, it disclosed this in the Registration Statement, and has further expanded the risk factor on page 27 and the disclosure on page 132 in response to the Staff’s comment.

Principal Shareholders, page 144

25.                               Please expand the definition of beneficial shareholders to include persons that receive the economic benefit of ownership of the securities. Refer to the definition of beneficial ownership in General Instruction F of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure starting on page 152.

26.                               In footnote (7) you disclaim beneficial ownership. Please remove this disclaimer or provide us an analysis supporting your belief that Exchange Act Rule 13d-4 disclaimers are proper outside of filings on Schedules 13D and 13G. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Rule 13d-4 permits any person to expressly declare in such person’s Schedule 13D that the filing of such a statement shall not be construed as an admission that the person is a beneficial owner of the securities covered by such statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 153 to remove the disclaimer in the referenced footnote.

Related Party Transactions, page 147

27.                               On page F-55 you disclose a loan from a related party that was outstanding as of December 31, 2015. Please tell us where you disclose this loan or why disclosure is not required.

The Company respectfully advises the Staff that the referenced loan from a related party has been disclosed in the second paragraph under the heading “Transactions with Our Shareholders” on page 155.

Shares Eligible for Future Sale  Lock-up Agreements, page 173

28.                               Please disclose the number of shares that are subject to your lock-up agreements. In this regard, we note that your disclosure in this section appears inconsistent with your disclosure on page 183, which indicates that not all shareholders have entered into lockup agreements.

In response to the Staff’s comment, the Company has conformed the disclosure on pages 181 and 182 for consistency and will provide the number of shares to be locked-up in a subsequent submission or filing closer in time to the offering.

Taxation, page 175

29.                               If the tax opinions to be filed as exhibits 8.1, 8.2 and 8.3 will be short-form tax opinions, please revise this section to disclose that the statements regarding the material U.S. federal, Cayman Island and PRC tax consequences of an investment in your ADSs constitute the opinion of respective counsel. Refer for guidance to Section III.B.2 of Staff Legal Bulletin No. 19 (October 14, 2011).

In response to the Staff’s comment, the Company has revised the disclosure on page 183.  The Company also respectfully advises the Staff that short-form tax opinions will be provided with a subsequent submission or filing.

Underwriting, page 182

30.                               We are unable to locate a discussion of your Directed ADS Program in this section, although you reference such a discussion on page 9 of the prospectus. Please advise.

In response to the Staff’s comment, the Company has revised page 192 to add the referenced disclosure.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(a) Principles of Consolidation, page F-10

31.                               You state that under the terms of the VIE Agreements the company has the right to receive economic benefits that could potentially be significant to the VIEs in the form of service fees under the master exclusive service agreements. Please revise to clarify, if true, that the VIEs agree to pay service fees at an amount equivalent to all of their net profits, consistent with your disclosure on page 74.

In response to the Staff’s comment, the Company has revised the disclosure to clarify that the VIEs agree to pay service fees at an amount equivalent to all of their net profits.

32.                               You also disclose that the company has the right to direct the activities most significantly impacting the VIEs economic performance. Please revise to clarify which agreement(s) and specifically what terms provide for this right.

In response to the Staff’s comment, the Company has revised the disclosure to clarify the agreements and terms that provide the Company for the right to direct the activities most significantly impacting the VIEs economic performance.

33.                               You note that the imposition of the government actions you list on page F-11 could result in the termination of the VIE agreements and the company’s ability to direct the activities of the VIEs and the right to receive substantially all the economic benefits and residual returns from the VIEs. Please revise to specifically state that these government actions could also lead to deconsolidation of the VIEs.

In response to the Staff’s comment, the Company has revised the disclosure to specifically state that the imposition of the government actions described on page F-11 could also lead to deconsolidation of the VIEs.

34.                               Please revise to include a cross-reference to further discussion of the VIE Agreements currently in effect in the Subsequent Events footnote.

In response to the Staff’s comment, the Company has revised the disclosure at the end of Note 2(a) on page F-12 to include a cross-reference to Note 26(b), which provides further discussion of the VIE Agreements currently in effect.

Note 8. Goodwill, page F-28

35.                               Please provide the following additional information to support management’s determination of the accounting acquirer in the EDC acquisition:

•                  Tell us the percentage of the company’s total outstanding shares held by EDC shareholders immediately following this transaction and provide the supporting calculations.

•                  Explain further how the company’s shareholders have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity and provide the specific agreements or terms of your charter that support this assertion.

•                  You state that management dominates the management of the combined entity. Please provide a breakdown of senior management and the board of directors immediately following this transaction and distinguish between those individuals that served the company prior to the merger from those that were previously employed by EDC.

•                  Provide support to your statement that the company has a significantly larger relative size in terms of revenue and operations than that of EDC Holding.

Please provide any additional information that further supports your conclusion. Refer to paragraphs 12 and 13 of ASC 805-10-55 and ASC 805-40

The Company respectfully provides the Staff with the following additional information to support its determination that it was considered the accounting acquirer in the EDC acquisition.

•                  Tell us the percentage of the company’s total outstanding shares held by EDC shareholders immediately following this transaction and provide the supporting calculations.

Immediately after the acquisition, the Company had a total of 383,963,165 ordinary and redeemable preferred shares outstanding (consisting of 198,352,559 ordinary shares and 185,610,606 redeemable preferred shares which are convertible to ordinary shares on a one-to-one basis), of which EDC former shareholders held 199,163,164 shares (consisting of 88,352,558 ordinary shares and 110,810,606 redeemable preferred shares), or approximately 51.9% of the outstanding ordinary and redeemable preferred shares.

Although EDC former shareholders held a slightly higher ownership percentage of the combined entity, management considered all other pertinent facts and circumstances in determining that the Company was the accounting acquirer related to this acquisition, including that the Company was the entity that issued its equity interests and the reasons described below:

•                                      Explain further how the company’s shareholders have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity and provide the specific agreements or terms of your charter that support this assertion.

Prior to the acquisition of EDC, the composition of the Company’s board of directors comprised seven members.  After the acquisition of EDC, the composition of the Company’s  board of directors was reduced to five members.  The acquisition agreement (specifically the Share Swap Agreement) stated, as one of conditions to closing, effective as of the date of closing of share swap, that (i) three members of the board of directors should have been appointed by the ordinary shareholders of GDS (the combining entity), and (ii) two members of the board of directors should have been appointed by the holders of preferred shares.  Each of Softbank (China) Venture Capital Co., Ltd. and its affiliates (collectively “SBCVC”) and International Finance Corporation and its affiliates (collectively, “IFC”) has the ability to appoint and remove one director.  The holders of the ordinary shares of GDS (the combining entity) have the ability to appoint and remove three directors. Based on the analysis above, the Company determined that GDS’s shareholders have the ability to elect or appoint a majority of the members of the board of directors of the combined entity.  The composition of the board of directors of the Company after the acquisition of EDC was as follows:

Name of directors	Appointed by
William Wei Huang	ordinary shareholder of GDS
Erik Ho Ping Siao	ordinary shareholder of GDS
Satoshi Okada	ordinary shareholder of GDS
Peter Ping Hua	Softbank (China) Venture Capital Co., Ltd.
Nikunj Jinsi	International Finance Corporation

•                  You state that management dominates the management of the combined entity. Please provide a breakdown of senior management and the board of directors immediately following this transaction and distinguish between those individuals that served the company prior to the merger from those that were previously employed by EDC.

Immediately after the acquisition, substantially all of the management of the combined entity, including chief executive officer and chief financial officer, as well as other management such as head of operation, head of procurement and head of business development were previously GDS’s employees who held the same positions before the acquisition. The composition of the board of directors after the acquisition is described in the preceding paragraph.

The composition of management, including senior management and other management roles, of the combined entity immediately after the acquisition was as follows:

Previously employed by
Name	Position in the combined entity	GDS	EDC
William Huang	Chief Executive Officer	Yes
Dan Newman	Chief Financial Officer	Yes
Yilin Chen	Head of Operation	Yes
Cai Feng	Head of Procurement	Yes
Michael Luo	Head of Business Development	Yes
Dennis Zhou	Head of HR & Admin		Yes

•                  Provide support to your statement that the company has a significantly larger relative size in terms of revenue and operations than that of EDC Holding.

As of and for the years ended December 31, 2012 and 2013 and the six-month period ended June 30, 2014, GDS had a significantly larger relative size in terms of revenue than that of EDC, as illustrated below:

	June 30, 2014		December 31, 2013		December 31, 2012
(RMB in million)	GDS	EDC	GDS	EDC	GDS	EDC
Revenue	210	67	414	17	402	4

In addition, as of June 30, 2014, GDS had a significantly larger relative size in terms of operations than that of EDC, as illustrated below:

	GDS	EDC
Number of customers	286	11
Number of employees	298	140
Area committed (sqm)	17,511	11,490

Please provide any additional information that further supports your conclusion.

Based on the valuation of a third party appraisal firm as of June 30, 2014, the fair value of equity interests of GDS was US$237 million, which is greater than the fair value of the equity interests of EDC of US$146 million.

36.                               Please provide a list of those shareholders that held equity interests in both the company and EDC prior to the acquisition and tell us the percentage of shares held in each before as well as their ownership interest following the transaction. Also, tell us whether any of the shareholders were related parties as defined in ASC 805-10-20 with GDC, EDS or each other as defined.

We respectfully advise the Staff that SBCVC and IFC were two common shareholders that held equity interests in both GDS and EDC (in the form of redeemable preferred shares) prior to the acquisition.

Prior to the acquisition, the ownership percentages of SBCVC and IFC in GDS and EDC were as follows:

Name of shareholder	ownership percentage in GDS	ownership percentage in EDC
SBCVC	22%	33%
IFC	8%	19%

After the acquisition, the ownership percentages of SBCVC and IFC in the Company (the combined entity) were as follows:

Name of shareholder	ownership percentage in the Company
SBCVC	29%
IFC	14%

SBCVC and IFC, as our principal shareholders, are considered a related party in accordance with ASC 805-10-20. SBCVC and IFC are not a related party of each other.

Prior to the acquisition, SBCVC and IFC as principal shareholders of EDC, were considered a related party of EDC.

Note 9. Loans and Borrowings

Long-term borrowings, page F-32

37.                               You disclose RMB1,050,638 in secured long-term loans and borrowings; however, it is not clear how the loans described on page F-33 coincide with the total amount outstanding. Please revise your disclosures to list all of the loans outstanding included in the RMB1,050,638 and describe the significant terms for each.

In response to the Staff’s comment, the Company has revised the disclosure to list all loans individually exceeding 10% of the total secured long-term loans and borrowings of RMB1,050,638 (coverage is 93.9% of total secured long-term loans and borrowings) and to describe the significant terms for each of these loans.

38.                               You disclose your working capital and project financing credit facility of RMB1,628,544, of which the unused amount was RMB278,965. Please revise to clarify whether the RMB1,499,579 difference represents outstanding debt and if so, where such amount is recorded. Alternatively, explain what such amount represents.

In response to the Staff’s comment, the Company has revised the disclosure at the end of Note 9 on page F-34 to clarify which balance sheet captions where the used amount of the working capital and project financing credit facility is recorded.

Note 13. Redeemable Preferred Shares  Conversion, page F-43

39.                               Please revise to clarify how a qualified initial public offering is defined for purposes of converting the outstanding preferred shares

In response to the Staff’s comment, the Company has revised to clarify the definition of a qualified initial public offering purposes of converting the outstanding preferred shares.

Note 15 Ordinary Shares, page F-45

40.                               You state you repurchased 18,762,292 ordinary shares from certain shareholders at US$1.0365 (RMB6.3779) per share in August 2014, when according to the information provided on page 91; the fair value of the ordinary shares was US$0.88 (RMB5.46). Please tell us how you considered whether some portion of the amount paid represented a payment for stated or unstated rights or privileges that should be given separate accounting recognition. In your response explain how the repurchase facilitated the issuance of the Series C Shares and also tell us to which ordinary shareholders you extended this offer. We refer you to 505-30-25-3 and 505-30-30-3.

We respectfully advise the Staff that we extended the repurchase offer to all of our ordinary shareholders, consisting of Alan Song, Global Data Solutions Limited and Brilliant Wise Holdings Limited.  In determining whether some portion of the amount paid represented a payment for stated or unstated rights or privileges that should be given separate accounting recognition, we considered the guidance set forth in ASC 505-30-30-3, which states “For example, the selling shareholder may agree to abandon certain acquisition plans, forego other planned transactions, settle litigation, settle employment contracts, or restrict voluntarily the ability to purchase shares of the entity or its affiliates within a stated time period. If the purchase of treasury shares includes the receipt of stated or unstated rights, privileges, or agreements in addition to the capital stock, only the amount representing the fair value of the treasury shares at the date the major terms of the agreement to purchase the shares are reached shall be accounted for as the cost of the shares acquired. The price paid in excess of the amount accounted for as the cost of treasury shares shall be attributed to the other elements of the transaction and accounted for according to their substance. If the fair value of those other elements of the transaction is more clearly evident, for example, because an entity’s shares are not publicly traded, that amount shall be assigned to those elements and the difference recorded as the cost of treasury shares. If no stated or unstated consideration in addition to the capital stock can be identified, the entire purchase price shall be accounted for as the cost of treasury shares.”.  We have determined that the selling shareholders surrendered the ordinary shares in exchange for the purchase consideration and the share repurchase transaction did not involve the receipt or payment of consideration in exchange for any other stated or unstated rights or privileges, including but not limited to the examples illustrated in ASC 505-30-30-3.

We also evaluated the guidance in ASC 505-30-30-4, which states: “Transactions do arise, however, in which a reacquisition of an entity’s stock may take place at prices different from routine transactions in the open market. For example, to obtain the desired number of shares in a tender offer to all or most shareholders, the offer may need to be at a price in excess of the current market price. In addition, a block of shares representing a controlling interest will generally trade at a price in excess of market, and a large block of shares may trade at a price above or below the current market price depending on whether the buyer or seller initiates the transaction. An entity’s reacquisition of its shares in those circumstances is solely a treasury stock transaction properly accounted for at the purchase price of the treasury shares. Therefore, in the absence of the receipt of stated or unstated consideration in addition to the capital stock, the entire purchase price shall be accounted for as the cost of treasury shares.”  We have determined that the repurchase transaction, as initiated by the Company as a buyer, was fundamentally a commercial transaction that was entered into with the selling shareholders on an arms-length basis to facilitate the issuance of our Series C shares in order for the Series C shareholder to hold no less than 40% of our issued share capital on a fully diluted basis upon the completion of the issuance of our Series C shares, as illustrated below:

Number of Series C shares	238,526,241

Number of shares on a fully diluted basis after the repurchase of shares
Number of ordinary shares	217,987,922
Number of preferred shares	349,087,677
Number of stock options	29,240,000
Total	596,315,599

Percentage	40%

Accordingly,  we determined that no portion of the amount paid to acquire the repurchased shares represented a payment for stated or unstated rights or privileges that required separate accounting recognition as contemplated by ASC 505-30-25-3.

Note 26. Subsequent Events

(b) 2016 Internal Restructuring, page F-59

41.                               Please revise to specify the agreements and the terms of such agreements that give GDS Management Company the power and economics over the VIE.

In response to the Staff’s comment, the Company has revised the disclosure on page F-61 to specify the agreements and the terms of such agreements that give GDS Management Company the power and economics over the VIE.

42.                               Please revise to include a discussion here of the Intellectual Property License Agreement between GDS Management Company and GDS Shanghai.

In response to the Staff’s comment, the Company has revised the disclosure on page F-60 to include a discussion of the Intellectual Property License Agreement between GDS Management Company and GDS Shanghai.

(d) Share options grant, page F-61

43.                               Please revise to disclose the amount of compensation expense recognized in conjunction with the 11.1 million option grant in May and provide the fair value of the underlying ordinary shares used in your calculation. We refer you to ASC 855-10-50.

In response to the Staff’s comment, the Company has revised the disclosure to disclose the amount of compensation expense and the fair value of the underlying ordinary shares.

Item 9. Undertakings

44.                               The undertakings in paragraphs (3) and (4) apply to offerings under Securities Act Rule 415, on which you do not appear to rely. Please advise or revise.

In response to the Staff’s comment, the Company has deleted the referenced undertakings.

General

45.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In a subsequent submission, the Company will provide copies to the Staff of any materials that the Company, or any person authorized by it, has used to present to investors or will use to present to investors from now until the time of the offering.

46.          Please supplementally provide us with copies of any graphics or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Company respectfully acknowledges the Staff’s comment, and will supplementally provide to the Staff any graphics or artwork it proposes to use in its prospectus.  The Company is still in the process of designing the graphics and artwork, and will provide it to the Staff as soon as it is available.

*       *       *       *       *

If you have any question regarding the Registration Statement, please do not hesitate to contact me at +852-2514-7660 (work), +852-9768-6776 (mobile) or dfertig@stblaw.com (email) or David Lee at +852-2514-7655 (work), +852-9036-9375 (mobile) or dlee@stblaw.com (email).

Very truly yours,

/s/ Daniel Fertig

Daniel Fertig

Enclosures

cc:           William Wei Huang, Co-chairman and Chief Executive Officer

Daniel Newman, Chief Financial Officer

GDS Holdings Limited

Chris Lin, Esq.

David Lee, Esq.

Simpson Thacher & Bartlett

Karen Yan, Esq.

William L. Hughes, Esq.

Gordon K. Davidson, Esq.

Fenwick & West LLP

Jessie Qian

Kevin Huang

KPMG Huazhen LLP